Exhibit 99.3

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS exercisable HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT.

Warrant No.: [*]	Warrant Shares: 201,233,958
Date of Issuance: [*] (“Issuance Date”)

Ming Shing Group Holdings Limited

WARRANT TO PURCHASE SHARES

This Warrant is issued to [*] (the “Purchaser”) by Ming Shing Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), in connection with the consideration received from the Purchaser pursuant to the BTC Purchase Agreement dated as of August 20, 2025 between the Company and the Purchaser.

1. Purchase of Shares. Subject to the terms and conditions hereinafter set forth, the holder (the “Holder”) of this Warrant is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing) or via email, to purchase from the Company up to fully paid and nonassessable shares of the Company’s ordinary share, par value US$0.0005 per share (each a “Share” and collectively the “Shares”) at an exercise price of $1.25 per Share (such price, as adjusted from time to time, is herein referred to as the “Exercise Price”), provided, however, the Holder shall not have the right to exercise any portion of this Warrant, to the extent that after giving effect to such issuance after exercise, the Holder (together with the Holder’s affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). The “Beneficial Ownership Limitation” shall be 4.99% of the number of Shares outstanding at the time of the respective calculation hereunder.

2. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on the Issuance Date of this Warrant and ending at 5 p.m. New York time on 12th year anniversary of the Issuance Date (the “Exercise Period”).

3. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 2 above, the holder may exercise from time to time, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effectuated by:

(i) the surrender of the Warrant, together with a notice of exercise to the Company at its principal offices or via email; and

(ii) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

4. Certificates for Shares; Amendments of Warrants. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter, and in any event within thirty (30) days of the delivery of the subscription notice. Upon partial exercise, the Company shall promptly issue an amended Warrant representing the remaining number of Shares purchasable thereunder. All other terms and conditions of such amended Warrant shall be identical to those contained herein.

5. Issuance of Shares. The Company covenants that (i) the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof, (ii) during the Exercise Period the Company will reserve from its authorized and unissued ordinary shares sufficient Shares in order to perform its obligations under this Warrant.

6. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

6.1 Subdivisions, Combinations and Other Issuances. If the Company shall at any time before the expiration of this Warrant subdivide the Shares, by split-up or otherwise, or issue additional shares of its Shares as a dividend, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. The number of Shares issuable on the exercise of this Warrant shall not be decreased and the purchase price payable per share shall not be adjusted in the case of a share combination. Any adjustment under this Section 6.1 shall become effective at the close of business on the date the subdivision becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

6.2 Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the capital stock (including because of a change of control) of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in Section 6.1 above), then the Company shall make appropriate provision so that the holder of this Warrant shall have the right at any time before the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of Shares as were purchasable by the holder of this Warrant immediately before such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the holder of this Warrant so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

6.3 Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the holder of such event and of the number of Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

7. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect.

8. Representations of the Company. The Company represents that all corporate actions on the part of the Company, its officers, directors and stockholders necessary for the sale and issuance of this Warrant have been taken.

9. Representations and Warranties by the Purchaser. The Purchaser represents and warrants to the Company as follows:

9.1 This Warrant and the Shares issuable upon exercise thereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended (the “Act”). Upon exercise of this Warrant, the Purchaser shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the securities issuable upon exercise of this Warrant are being acquired for investment and not with a view toward distribution or resale.

9.2 The Purchaser understands that the Warrant and the Shares have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act and that they must be held by the holder indefinitely, and that the holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Act or is exempted from such registration.

9.3 The Purchaser has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating the merits and risks of the purchase of this Warrant and the Shares purchasable pursuant to the terms of this Warrant and of protecting his/her/its interests in connection therewith.

9.4 The Purchaser is able to bear the economic risk of the purchase of the Shares pursuant to the terms of this Warrant.

9.5 The Purchaser isnot in the United States is not a “U.S. Person” as such term is defined in Rule 902(k) of Regulation S under the Act. .

10. Restrictive Legend.

The Shares (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS exercisable HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

11. Warrant Transferable. Subject to compliance with any applicable securities laws, this Warrant and all rights hereunder shall become transferable immediately after the Issuance Date, without charge to the holder hereof (except for transfer taxes), upon surrender of this Warrant properly endorsed or accompanied by written instructions of transfer. Upon such surrender, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three Trading Days of the date the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be converted by a new holder for the issuance of Warrant Shares without having a new Warrant issued.

12. Rights of Stockholders. No holder of this Warrant shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of the Shares or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

13. Notices. Notices. Any notice or other communication hereunder shall be by nationally recognized overnight courier service, electronic mail, fax or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been given or made (a) when sent by fax with delivery receipt or by electronic mail, (b) one business day after being deposited with such courier service or (c) three business days after being deposited in the mail, in each case addressed to the Party at its address specified below (or in each case at such other addresses for such Party as shall be specified by like notice). Notices may also be given in any other manner permitted by law, effective upon actual receipt.

If to the Company, to:

Name:	Ming Shing Group Holdings Limited
Address:	Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong
Attention:	Wenjin Li
Email:

If to the Purchaser, to:

Name:	[*]
Address:	[*]
Attention:	[*]
Email:	[*]

14. Governing Law. This Warrant and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law provisions of the State of New York or of any other state.

15. Rights and Obligations Survive Exercise of Warrant. Unless otherwise provided herein, the rights and obligations of the Company, of the holder of this Warrant and of the holder of the Shares issued upon exercise of this Warrant, shall survive the exercise of this Warrant.

16. Definitions.

“Principal Market” means any of the following markets or exchanges on which the Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Trading Day” means any day on which the Shares are traded on the Principal Market for at least 4.5 hours.

“Warrant Shares” means the Shares issuable upon exercise of this Warrant.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned has caused this Warrant to be duly executed by its duly authorized officer as of the date first above indicated.

Ming Shing Group Holdings Limited

By:
Name:	Wenjin Li
Title:	Chief Executive Officer and Director

EXHIBIT A

NOTICE OF EXERCISE

To;	Ming Shing Group Holdings Limited
Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong
Attention: Wenjin Li
Email:

The undersigned holder (the “Holder”) hereby elects to exercise the Warrant to Purchase Shares No. _______ (the “Warrant”) of Ming Shing Group Holdings Limited (the “Company”) as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Exercise Price. The Holder intends that payment of the aggregate Exercise Price shall be made with respect to _________________ Warrant Shares.

2. Payment of Exercise Price. The Holder shall pay the aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below, __________ Shares in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:

In connection with the exercise of the Warrant the undersigned represents as follows: (Please check the ONE box applicable):

☐ 1. The undersigned hereby certifies that: (a) at the time of exercise, it is not a U.S. Person and did not execute this Notice of Exercise while within the United States; (b) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of any U.S. Person or any person who is within the United States; (c) no “directed selling efforts” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) have been engaged in by the undersigned or on the undersigned’s behalf; and (d) has in all other respects complied with the terms of an Off-Shore Transaction in compliance with Regulation S under the U.S. Securities Act.

☐ 2. The undersigned is delivering a written opinion of U.S. counsel to the effect that the Warrant Shares to be delivered upon exercise hereof have been registered under the U.S. Securities Act or are exempt from registration thereunder.

Notes:

1. Warrant Shares will not be registered or delivered to an address in the United States unless Box 2 above is checked and the undersigned, upon exercise, will be deemed to have represented and warranted that it will comply with the re-sale and transfer restrictions set forth in Section 10 of the Warrant Certificate.

2. If Box 2 above is checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company.

3. The terms “United States”, “U.S. Person” and “Off-Shore Transaction” have the meaning ascribed thereto pursuant to Regulation S under the U.S. Securities Act.

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:
DTC Number:
Account Number:

Date: _____________ __, __

_________________________________

Name of Holder

By:
Name:
Title:

Tax ID:____________________________

Facsimile:__________________________

E-mail Address:_____________________

EXHIBIT B

FORM OF TRANSFER

(To be signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to __________ the right represented by the attached Warrant to purchase ordinary shares of Ming Shing Group Holdings Limited (the “Company”) to which the attached Warrant relates, and appoints ___________ to transfer such right on the books of Ming Shing Group Holdings Limited, with full power of substitution in the premises.

THE UNDERSIGNED HERBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold, pledged or transferred to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration requirements is available, and an opinion of counsel confirming same, in form and substance acceptable to the Company and its counsel, or such other evidence as the Company may require, has been delivered to the Company. The undersigned understands and agrees that it shall bear all costs associated with (i) obtaining any legal opinion tendered to the Company and (ii) the issuance of any new Warrant Certificate and any applicable transfer fees thereto, in connection with the transfer of Warrants in the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) pursuant to an exemption from the registration requirements of the U.S. Securities Act and is encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with such transfer will be satisfactory in form and substance to the Company.

Dated:

Name of Holder:
By:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address:

Signed in the presence of: